

December 22, 2017

<u>Via E-mail</u>
Kazuo Hirai
President and Chief Executive Officer
Sony Corporation
7-1, Konan 1-Chome, Minato-Ku,
Tokyo 108-0075 Japan

> **Re:** **Sony Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2017**
> **Filed June 15, 2017**
> **File No. 1-06439**

Dear Mr. Hirai:

We refer you to our comment letter dated November 17, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance